UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                                                   =============================
                                                                 SEC File Number
                                                                       000-22996
                                                   =============================
                                                   =============================
                                                                    Cusip Number
                                                                       375908100
                                                   =============================
                           NOTIFICATION OF LATE FILING
(Check One):       Form 10-K    Form 20-F     Form 11-K     XForm 10-Q
Form N-SAR

For Period Ended: March 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
================================================================================
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
================================================================================
================================================================================
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

                        Gilman + Ciocia, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant
--------------------------------------------------------------------------------
Former Name if Applicable
--------------------------------------------------------------------------------
                        1311 Mamaroneck Avenue
Address of Principal Executive
Office (Street and Number)
--------------------------------------------------------------------------------
                        White Plains, NY 10605

City, State and Zip Code PART II -- RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

See below attachment.

                             (Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Carolyn DeCicco           (914)                     397-4829
------------------------- ------------------------- -------------------------
(Name)                    (Area Code)               (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes ____No
--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
X Yes  _______No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See below attachment.

                                Gilman + Ciocia, Inc.
                -----------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    May 15, 2002                        /s/ Thomas Povinelli
        ________________________ By________________________________________
                                      Thomas Povinelli, President
INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (orther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
================================================================================

International misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
================================================================================

                                General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

             Attachment to Form 12b-25 Notification of Late Filing
                               of Gilman + Ciocia, Inc.
             ------------------------------------------------------
Part III

The Company is a small company with limited in-house accounting and clerical staff. The income tax filing season, and the greater number of returns prepared by the Company have overstretched the Company's clerical overhead staff beyond its means, and, as a result, the subject quarterly report on Form 10-Q for the quarter ended March 31, 2002 could not be completed within the prescribed time period without unreasonable effort and expense.

Additionally, the Company's internal accounting staff has identified a prior period adjustment that will require the restatement of prior quarterly results. The pre-tax amount of the adjustment is approximately $500,000. This adjustment is expected to change prior quarterly results but will not have any cumulative effect on pre-tax earnings.

Part IV

(3) Revenues and EBITDA in the quarter ending March 31, 2002 are expected to decline by approximately $3 million attributed to the decline in the financial planning revenues associated with the Independent Registered Representatives licensed with Prime and a $1.4 million decline in tax preparation revenues in part attributed to closing approximately 25 offices and the timing of the Easter/Passover holiday occuring in late March during the current quarter compared to late April in the prior year, resulting in a slow-down in some offices during the last week of the quarter.